UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: REPORTING ON TRANSACTIONS IN CADELER A/S SHARES BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

Copenhagen, 1 October 2025: Cadeler A/S (“Cadeler”) has received notification pursuant to article 19 of the Market Abuse Regulation (EU) no. 596/2014 of the below transaction related to shares in Cadeler made by persons discharging managerial responsibilities in Cadeler and/or persons closely associated with them.

BW Altor Pte. Ltd., a person closely associated with Andreas Sohmen-Pao, Chairman of the Board of Directors, has made the transactions described in the attached notification on the date set out therein.

Please see the attached file for further details.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

Alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com

Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	BW Altor Pte. Ltd.
2	Reason for the notification
a)	Position/status	Closely associated person to Andreas Sohmen-Pao, chairman of the Board of Directors
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.66	128
		NOK 49.93	2,320
		NOK 49.97	282
		NOK 49.98	229
		NOK 50.01	1,190
		NOK 50.02	1,325
		NOK 50.05	1,526
		NOK 50.15	764
		NOK 50.18	211
		NOK 50.58	1,809
		NOK 50.60	426

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 50.13 Total number of shares: 10,210 shares Total price: NOK 511,830.47
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	AQUIS EXCHANGE EUROPE AUCTION ON DEMAND (AOD), AQEA

4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
	Nature of the transaction	Purchase of shares

Price(s) and volume(s)	Price(s)	Volume(s)
	NOK 49.52	645
	NOK 49.60	60
	NOK 49.80	88
	NOK 49.93	1,005
	NOK 49.94	1,000
	NOK 49.95	640
	NOK 50.01	2,543
	NOK 50.02	1,657
	NOK 50.05	40,815
	NOK 50.08	3,101
	NOK 50.10	2,235
	NOK 50.38	589
	NOK 50.48	1,000
	NOK 50.55	1,740
	NOK 50.58	237

Aggregated information - Aggregated volume Price	Average price per share: NOK 50.07 Total number of shares: 57,355 shares Total price: NOK 2,871,560.00
Date of the transaction	30 September 2025
Place of the transaction	AQUIS EXCHANGE EUROPE NON DISPLAY ORDER BOOK (NDOB), AQED

4.3	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.48	45
		NOK 49.52	500
		NOK 49.54	60
		NOK 49.58	326
		NOK 49.62	127
		NOK 49.66	31
		NOK 49.68	31
		NOK 50.05	82
		NOK 50.25	107
		NOK 50.50	500

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.88 Total number of shares: 1,809 shares Total price: NOK 90,234.21
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	AQUIS EXCHANGE EUROPE, AQEU

4.4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.53	764
		NOK 49.54	25
		NOK 49.59	462
		NOK 49.68	11,156
		NOK 49.73	362
		NOK 49.76	287
		NOK 49.94	1,492
		NOK 49.95	392
		NOK 49.97	1,428
		NOK 49.98	864
		NOK 50.01	3,826
		NOK 50.02	4,807
		NOK 50.03	3,832
		NOK 50.05	2,008
		NOK 50.08	1,270
		NOK 50.10	5,481
		NOK 50.13	764
		NOK 50.15	461
		NOK 50.18	4,510
		NOK 50.40	238
		NOK 50.55	3,139
		NOK 50.58	313
		NOK 50.60	1,318

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.00 Total number of shares: 49,199 shares Total price: NOK 2,460,161.33
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	CBOE EUROPE - DXE PERIODIC (NL), BEUP

4.5	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.60	60
		NOK 49.70	256
		NOK 49.75	1,493
		NOK 49.78	184
		NOK 49.79	88
		NOK 49.80	44
		NOK 49.93	143
		NOK 49.94	1,608
		NOK 49.96	521
		NOK 49.97	2,224
		NOK 50.01	8,408
		NOK 50.02	5,108
		NOK 50.03	2,900
		NOK 50.05	23,515
		NOK 50.08	4,278
		NOK 50.10	2,332
		NOK 50.15	748
		NOK 50.18	616
		NOK 50.33	588
		NOK 50.38	1,189
		NOK 50.40	741
		NOK 50.55	25,247
		NOK 50.58	3,110

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 50.21 Total number of shares: 85,401 shares Total price: NOK 4,288,062.58
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	CBOE EUROPE - DXE DARK ORDER BOOK (NL), CEUD

4.6	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.48	761
		NOK 49.52	159
		NOK 49.54	555
		NOK 49.56	568
		NOK 49.58	620
		NOK 49.60	762
		NOK 49.62	833
		NOK 49.64	816
		NOK 49.66	620
		NOK 49.68	610
		NOK 49.82	162
		NOK 49.84	159
		NOK 49.86	231
		NOK 49.88	2,953
		NOK 49.90	171
		NOK 50.00	1,574
		NOK 50.05	90
		NOK 50.20	921
		NOK 50.25	4,068
		NOK 50.45	102
		NOK 50.50	823

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.92 Total number of shares: 17,558 shares Total price: NOK 876,545.94
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	CBOE EUROPE - DXE ORDER BOOKS (NL), CEUX

4.7	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 50.05	6,275
		NOK 50.38	5,390
		NOK 50.55	6,680

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.33 Total number of shares: 18,345 shares Total price: NOK 923,259
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	BLOCKMATCH EUROPE DARK, EBLX

4.8	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.76	5,052
		NOK 49.78	5,052

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.77 Total number of shares: 10,104 shares Total price: NOK 502,876.08
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	HRTEU LIMITED, HREU

4.9	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 50.02	654

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.02 Total number of shares: 654 shares Total price: NOK 32,709.81
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	TP ICAP EU - MTF - LIQUIDNET EU EQUITY, LNEQ

4.10	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.60	240

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.60 Total number of shares: 240 shares Total price: NOK 11,904.00
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	FIRST NORTH SWEDEN – NORWAY, ONSE

4.11	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.71	54,046

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.71 Total number of shares: 54,046 shares Total price: NOK 2,686,626.66
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	SIGMA X EUROPE NON-DISPLAYED BOOK, SGMU

4.12	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.46	752
		NOK 49.60	679
		NOK 49.66	509
		NOK 49.71	340
		NOK 49.72	334
		NOK 49.73	338
		NOK 49.75	334
		NOK 49.76	340
		NOK 49.94	1,522
		NOK 49.96	2,035
		NOK 49.97	5,814
		NOK 49.98	4,499
		NOK 50.01	4,600
		NOK 50.02	4,581
		NOK 50.05	4,804
		NOK 50.08	2,379
		NOK 50.10	5,029
		NOK 50.55	274

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.99 Total number of shares: 39,163 shares Total price: NOK 1,957,577.60
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	SIGMA X EUROPE AUCTION BOOK, SGMV

4.13	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.94	516
		NOK 49.97	229
		NOK 50.55	99
		NOK 50.58	39

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.04 Total number of shares: 883 shares Total price: NOK 44,189.05
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	TURQUOISE EUROPE - LIT AUCTIONS, TQEA

4.14	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.66	30
		NOK 49.75	42
		NOK 49.80	108
		NOK 49.94	1,000
		NOK 50.01	2,165
		NOK 50.02	480
		NOK 50.05	2,696
		NOK 50.08	602
		NOK 50.10	529
		NOK 50.15	640
		NOK 50.18	616
		NOK 50.38	164
		NOK 50.55	502
		NOK 50.58	882

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.11 Total number of shares: 10,456 shares Total price: NOK 523,997.13
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	TURQUOISE EUROPE – DARK, TQEM

4.15	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.48	248
		NOK 49.54	106
		NOK 49.56	191
		NOK 49.58	310
		NOK 49.62	62
		NOK 49.64	248
		NOK 49.66	236
		NOK 49.68	234
		NOK 49.84	72
		NOK 50.00	240
		NOK 50.05	361
		NOK 50.25	452

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 49.80 Total number of shares: 2,760 shares Total price: NOK 137,459.61
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	TURQUOISE EUROPE, TQEX

4.16	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.52	201
		NOK 49.54	398
		NOK 49.56	330
		NOK 49.58	2,069
		NOK 49.60	2,400
		NOK 49.62	1,750
		NOK 49.64	700
		NOK 49.66	700
		NOK 49.67	130,000
		NOK 49.78	26,304
		NOK 49.80	600
		NOK 49.84	202
		NOK 49.88	3,976
		NOK 49.90	12,453
		NOK 50.05	99
		NOK 50.50	899
		NOK 50.80	155,707

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.21 Total number of shares: 338,788 shares Total price: NOK 17,010,449.69
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	Oslo Stock Exchange, XOSL

4.17	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.68	136,806
		NOK 50.05	15,680
		NOK 50.55	5,880

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.75 Total number of shares: 158,366 shares Total price: NOK 7,878,540.08
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	POSIT AUCTION, XPAC

4.18	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.61	324
		NOK 49.68	452,870
		NOK 50.02	4,224
		NOK 50.04	1,960
		NOK 50.05	42,140
		NOK 50.08	11,903
		NOK 50.10	33,320
		NOK 50.15	2,940
		NOK 50.18	1,402
		NOK 50.28	1,490
		NOK 50.55	34,300

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 49.80 Total number of shares: 586,873 shares Total price: NOK 29,225,039.83
e)	Date of the transaction	30 September 2025
f)	Place of the transaction	POSIT DARK, XPOS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer